UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

iSpecimen Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

45032V108

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 45032V108

1.	Names of Reporting Persons Andrew L. Ross
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 1,329,759(1)(2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,329,759(1)(2)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,329,759(1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 15.23%(1)(2)
12.	Type of Reporting Person (See Instructions) IN

(1)	Includes 1,250 shares of common stock issuable upon vesting of restricted stock units (“RSUs”), which vest within 60 days of December 31, 2021. Does not include 1,250 shares of common stock issuable upon vesting of RSUs, which do not vest within 60 days of December 31, 2021. Additionally, does not include 13,525 shares of common stock issuable upon exercise of vested stock options at an exercise price of $8.00 per share, none of which are exercisable within 60 days of December 31, 2021.

(2)	Based on the sum of (i) a total of 8,729,532 shares of common stock outstanding as of December 9, 2021, (ii) options to purchase shares of common stock which are exercisable as of or within 60 days of December 9, 2021, and (iii) RSUs vesting as of or within 60 days of December 9, 2021 as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b)(3) (Registration No.: No. 333-261640) on December 23, 2021.

Item 1(a).	Name of Issuer

iSpecimen Inc. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

450 Bedford Street
Lexington, MA 02420

Item 2(a).	Names of Persons Filing

Andrew L. Ross (the “Reporting Person”)

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

450 Bedford Street
Lexington, MA 02420

Item 2(c).	Citizenship

United States of America

Item 2(d).	Title of Class of Securities

Common Stock, par value $0.0001 per share

Item 2(e).	CUSIP Number

45032V108

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d) Investment company registered under Section 8 of the Investment Company Act.

☐	(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

☐	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

☐	(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

☐	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

☐	(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable

Item 4.	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

As of December 31, 2021, the Reporting Person may be deemed to beneficially own 1,329,759 shares of common stock, representing 15.23% of the total shares of common stock issued and outstanding of the Issuer. The shares include 1,250 shares of common stock issuable upon vesting of restricted stock units (“RSUs”), which vest within 60 days of December 31, 2021.

The percentage of the shares of common stock held by the Reporting Person is based on the sum of (i) a total of 8,729,532 shares of common stock outstanding as of December 9, 2021, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b)(3) (Registration No.: No. 333-261640) on December 23, 2021, (ii) options to purchase shares of common stock which are exercisable as of or within 60 days of December 31, 2021, and (iii) RSUs vesting as of or within 60 days of December 31, 2021.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

The Reporting Person hereby makes the following certification:

By signing below the Reporting Person hereby certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2022

By:	/s/ Andrew L. Ross
Name:	Andrew L. Ross

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)